November 11, 2005

Mr. Nicholas J. DeIuliis
Chief Executive Officer
CNX Gas Corporation
1800 Washington Road
Pittsburg, PA  15241



      Re:	CNX Gas Corporation
		Registration Statement on Form S-1
      Filed August 12, 2005 and amended October 27, 2005
		File No. 333-127483

Dear Mr. DeIuliis:

      We have completed the legal and accounting review of your response letter and amended registration statement and have the following comments. Once we complete the petroleum engineering review of your response letter and the amended filing, we will issue any
related comments in a separate letter.   Where indicated, we think
you
should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









General

1. We remind you that during our last telephone conversation, you indicated that you would provide us with an update of the current status of your New York Stock Exchange listing application.

2. Please revise your registration statement to include the organizational chart of affiliations that you provided to us supplementally.

Cover Page

3. Revise the second paragraph to conform to the example you provided us supplementally on October 21, 2005.

Summary, page 1

4. We note that your table of properties only identifies properties held through joint ventures. Revise the table to include all properties in which you hold an interest, identifying the type of interest and the percentage of such interest.

Selling Stockholders, page 101

5. Identify as underwriters all selling stockholders who are registered broker-dealers, unless any such registered broker-dealers received their shares as compensation for investment banking services.
Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that each (1) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Form S-1/A2 Filed October 27, 2005

Financial Statements

General

6. We note that you did not comply with prior comment 7,
requesting
that you provide the disclosures required under SAB Topic 1:B.3, specifically the pro forma information related to the special dividend of $420.2 million.  To satisfy the requirement, a pro forma
balance
sheet reflecting the distribution accrual, but not giving effect to
offering proceeds, should be presented alongside your June 30,
2005
balance sheet on page F-3. Further, pro forma earnings per share for the latest fiscal year and subsequent interim period should be shown on page F-2, giving effect to the number of shares whose proceeds would be necessary to pay the dividend, but only the amount that exceeds current year earnings. Add disclosure in Note 1 to explain the presentation. You may contact us regarding this matter prior to amending your document if you require further clarification.

Note 9 - Subsequent Events, page F-13

7. We note that you present pro forma earnings per share data for the interim periods, based on those shares currently held by CONSOL Energy. Please expand your disclosure to include earnings per share for the most recently completed fiscal year, reflecting the 122.9 million shares representing the ownership interest of CONSOL Energy, and relocate to the face of your Statements of Income on pages F-2 and
F-15.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller at
(202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Ronald Winfrey, Mining Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at
(202) 551-3687 or, in her absence, the undersigned at (202) 551-
3740
with any other questions.
      				Sincerely,


      					H. Roger Schwall
      Assistant Director
cc: 	L. Davis
      C. Moncada-Terry
Mr. Nicholas J. DeIuliis
CNX Gas Corporation
November 11, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010